									Exhibit 12.2
PUGET SOUND ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Years Ended December 31,
	2018		2017		2016		2015		2014
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$367,862		$532,040		$555,928		$430,089		$325,955
AFUDC - equity	(17,191)		(15,027)		(12,576)		(9,325)		(7,002)
AFUDC - debt	(13,695)		(10,826)		(9,304)		(7,575)		(5,611)
Total	336,976		506,187		534,048		413,189		313,342
Fixed charges:
Interest expense(a)	231,615		240,144		242,983		247,571		264,926
Other interest	17,191		15,027		12,576		9,325		7,002
Portion of rentals representative of the interest factor (b)	8,367		8,062		8,061		8,980		10,732
Total	257,173		263,233		263,620		265,876		282,660
Earnings available for combined fixed charges	$594,149		$769,420		$797,668		$679,065		$596,002
Ratio of Earnings to Fixed Charges	$2.31	x	$2.92	x	$3.03	x	$2.55	x	$2.11	x

(a) Interest expense for the year ended December 31, 2017 has been restated from the previously reported $229.3M.
(b) Represents interest portion of rents estimated at 33 1/3 percent.